                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)


                         Dreyer's Grand Ice Cream, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    26187810
                                 (CUSIP Number)

                                 Donald G. Lenz
                                San Tomo Partners
                              11292 N. Alpine Road
                               Stockton, CA 95212
                                 (209) 948-0792
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 10, 2001
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        Exhibit Index located at Page 19.


                         (Continued on following pages)
                              (Page 1 of 20 Pages)

--------------------                                        --------------------
 CUSIP NO. 26187810                   13D                    Page 2 of 20 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Cortopassi Family Trust
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
          PF, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            2,041,434
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            2,041,434
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,041,434
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.15%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

--------------------                                        --------------------
 CUSIP NO. 26187810                   13D                    Page 3 of 20 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Stanislaus Partners
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
          WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            2,041,434
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            2,041,434
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,041,434
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.15%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

--------------------                                        --------------------
 CUSIP NO. 26187810                   13D                    Page 4 of 20 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Trecento Investors, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
          WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            2,041,434
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            2,041,434
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,041,434
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.15%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

--------------------                                        --------------------
 CUSIP NO. 26187810                   13D                    Page 5 of 20 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          DACCO, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
          WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            2,041,434
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            2,041,434
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,041,434
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.15%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

--------------------                                        --------------------
 CUSIP NO. 26187810                   13D                    Page 6 of 20 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Capecchio Foundation
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
          WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            2,041,434
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            2,041,434
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,041,434
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.15%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

--------------------                                        --------------------
 CUSIP NO. 26187810                   13D                    Page 7 of 20 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Alpinello Investors, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
          WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            2,041,434
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            2,041,434
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,041,434
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.15%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

--------------------                                        --------------------
 CUSIP NO. 26187810                   13D                    Page 8 of 20 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          VICOR, LLC (f/k/a CORVI, LLC)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
          WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            2,041,434
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            2,041,434
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,041,434
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.15%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

--------------------                                        --------------------
 CUSIP NO. 26187810                   13D                    Page 9 of 20 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Wright Tract Partners, LP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
          WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            2,041,434
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            2,041,434
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,041,434
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.15%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

Item 1: Security and Issuer.

        Class of Securities: Common Stock

        Issuer:              Dreyer's Grand Ice Cream, Inc. ("Issuer")

        Principal Address:   5929 College Avenue
                             Oakland, CA 94618
                             Telephone: (510) 652-8187

Item 2: Identity and Background.

        (a)    Reporting Persons:

               i.     Cortopassi Family Trust ("CFT")
               ii.    Stanislaus Partners ("SP")
               iii.   Trecento Investors, Inc. ("TII")
               iv.    DACCO, Inc. ("DI")
               v.     Capecchio Foundation ("CF")
               vi.    Alpinello Investors, Inc. ("AII")
               vii.   VICOR, LLC (f/k/a CORVI, LLC) ("VL")
               viii.  Wright Tract Partners, LP ("WTP")

        (b)    Principal Business Address:

               11292 North Alpine Road
               Stockton, CA  95212

        (c)    Principal Occupation/Principal Business:

               CFT:          Investments
               SP:           Investments
               TII:          Investments
               DI:           Investments
               CF:           Charity
               AII:          Investments
               VL:           Investments
               WTP:          Investments

        (d)    None.

        (e)    None.

        (f)    Not applicable.

Item 3: Source and Amount of Funds or Other Consideration.

        The shares of Common Stock of Issuer reported as beneficially owned by CFT in Item 5 have been purchased with personal funds and borrowings from Smith Barney secured by marketable securities. CFT has paid a total of $24,881,816.00 (including broker's commissions and fees) in separate transactions. As of April 10, 2001, CFT beneficially owned a total of 1,593,934 shares of the Common Stock of Issuer.

        During the 60-day period prior to and including April 10, 2001, CFT acquired 100,000 shares of the Common Stock of Issuer in one transaction as follows:


               Date of Purchase     Number of Shares             Total Cost*
               ----------------     ----------------             ----------

                   02/20/01            100,000                   $2,758,279

        During the 60-day period prior to April 10, 2001, CFT disposed of 200,000 shares of the Common Stock of Issuer in one transaction as follows:

               Date of Sale         Number of Shares             Net Proceeds*
               ------------         ----------------             ------------

                   04/10/01            200,000                   $4,982,424

               The shares of Common Stock of Issuer reported as beneficially owned by SP in Item 5 have been purchased with working capital and borrowings from Hambrecht & Quist secured by marketable securities. SP has paid $482,817.00 (including broker's commissions and fees) in one transaction. As of April 10, 2001, SP beneficially owned a total of 50,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by TII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. TII has paid a total of $2,647,289.00 (including broker's commissions and fees) in separate transactions. As of April 10, 2001, TII beneficially owned a total of 150,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by DI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. DI has paid a total of $2,714,106.00 (including broker's commissions and fees) in separate transactions. As of April 10, 2001, DI beneficially owned a total of 150,000 shares of the Common Stock of Issuer.



------------------------
*Includes broker's commissions and fees.

        The shares of Common Stock of Issuer reported as beneficially owned by CF in Item 5 have been purchased with working capital. CF has paid a total of $895,451.00 (including broker's commissions and fees) in separate transactions. As of April 10, 2001, CF beneficially owned a total of 50,000 shares of the Common Stock of Issuer.

        During the 60-day period prior to April 10, 2001, CF disposed of 53,000 shares of the Common Stock of Issuer in separate transactions as follows:

               Date of Sale         Number of Shares             Net Proceeds*
               ------------         ----------------             ------------

                   02/16/01             28,000                   $   967,703
                   03/15/01             25,000                   $   751,471

        The shares of Common Stock of Issuer reported as beneficially owned by AII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. AII has paid a total of $213,396.00 (including broker's commissions and fees) in separate transactions. As of April 10, 2001, AII beneficially owned a total of 15,000 shares of the Common Stock of Issuer.

        During the 60-day period prior to April 10, 2001, AII disposed of 15,000 shares of the Common Stock of Issuer in one transaction as follows:

               Date of Sale         Number of Shares             Net Proceeds*
               ------------         ----------------             ------------

                   02/09/01             15,000                   $   518,157

        The shares of Common Stock of Issuer reported as beneficially owned by VL in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. VL has paid a total of $271,263.00 (including broker's commissions and fees) in separate transactions. As of April 10, 2001, VL beneficially owned a total of 20,000 shares of the Common Stock of Issuer.

        During the 60-day period prior to April 10, 2001, VL disposed of 15,000 shares of the Common Stock of Issuer in one transaction as follows:

               Date of Sale         Number of Shares             Net Proceeds*
               ------------         ----------------             ------------

                   02/09/01             15,000                   $   521,891



------------------------
*Includes broker's commissions and fees.

        The shares of Common Stock of Issuer reported as beneficially owned by WTP in Item 5 have been purchased with working capital and borrowings from Smith Barney and A.G. Edwards secured by marketable securities. WTP has paid a total of $208,862.00 (including broker's commissions and fees) in separate transactions. As of April 10, 2001, WTP beneficially owned a total of 12,500 shares of the Common Stock of Issuer.

        During the 60-day period prior to and including April 10, 2001, WTP acquired 2,500 shares of the Common Stock of Issuer in one transaction as follows:

               Date of Purchase     Number of Shares             Total Cost*
               ----------------     ----------------             ----------

                   03/15/01              2,500                   $    76,135

        During the 60-day period prior to April 10, 2001, WTP disposed of 10,000 shares of the Common Stock of Issuer in one transaction as follows:

               Date of Sale         Number of Shares             Net Proceeds*
               ------------         ----------------             ------------

                   02/09/01             10,000                   $   343,943



------------------------
*Includes broker's commissions and fees.

Item 4: Purpose of Transaction.

        Reporting Persons acquired the securities of Issuer for purposes of investment.

        Subject to applicable legal requirements, Reporting Persons may purchase additional shares of Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their shares of Common Stock at any time.

        Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

        However, Reporting Persons reserve the right to take such action as they may deem appropriate with respect to any or all of such matters.

Item 5: Interest in Securities of the Issuer.
------  ------------------------------------

        Because Reporting Persons comprise a "group" for purposes of this report, each of them is deemed to own beneficially all of the shares owned by members of the group. The following table identifies the individual ownership of each Reporting Person.


================================================================================
                                CFT           SP         TII           DI
                                ---           --         ---           --
--------------------------------------------------------------------------------
Shares Owned                  1,593,934     50,000     150,000      150,000
--------------------------------------------------------------------------------
Percentage of Class               5.58%      0.18%       0.53%        0.53%
================================================================================


================================================================================
                                   CF        AII          VL          WTP
                                   --        ---          --          ---
--------------------------------------------------------------------------------
Shares Owned                     50,000     15,000      20,000       12,500
--------------------------------------------------------------------------------
Percentage of Class               0.18%      0.05%       0.07%        0.04%
================================================================================



(c)     See Item 3 above.

(d)     Not applicable.

(e)     Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Dean A. Cortopassi is an executive officer, managing member or trustee of each entity named in response to Item 2 above. With this exception, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7: Material to be Filed as Exhibits.

        Exhibit A: Joint Filing Statement.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 10, 2001


CORTOPASSI FAMILY TRUST



By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        Trustee


STANISLAUS PARTNERS

By:  DACCO, Inc.,
     its General Partner


By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        President


TRECENTO INVESTORS, INC.



By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        President


DACCO, INC.



By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        President

CAPECCHIO FOUNDATION


By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        President


ALPINELLO INVESTORS, INC.



By:     /s/ Donald G. Lenz
    -------------------------------
        Donald G. Lenz
        President


VICOR, LLC



By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        Managing Member


WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
     its General Partner


By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        President

                                  EXHIBIT INDEX


Exhibit                                            Sequential Page
-------                                            ---------------

Exhibit A - Joint Filing Statement                        19

                                    EXHIBIT A

                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: April 10, 2001


CORTOPASSI FAMILY TRUST



By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        Trustee


STANISLAUS PARTNERS

By:  DACCO, Inc.,
     its General Partner



By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        President


TRECENTO INVESTORS, INC.



By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        President


DACCO, INC.



By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        President

CAPECCHIO FOUNDATION



By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        President


ALPINELLO INVESTORS, INC.



By:     /s/ Donald G. Lenz
    -------------------------------
        Donald G. Lenz
        President


VICOR, LLC



By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        Managing Member


WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
     its General Partner


By:     /s/ Dean A. Cortopassi
    -------------------------------
        Dean A. Cortopassi
        President